26 April 2007

Media Release

Rob McLeod to step down

Telecom New Zealand wishes to announce that Rob McLeod has indicated his intention to resign from the Telecom Board on 30 June 2007.

“We congratulate Rob on his appointment as Chief Executive of Ernst & Young and wish him every success in this new role,” said Telecom Chairman Wayne Boyd today.

“We acknowledge his excellent contribution to the Board, and in particular his work as Chair of Telecom’s Audit and Risk Management Committee.

“We will be undertaking a comprehensive search process to find a suitable replacement for Rob on the Telecom Board,” said Mr Boyd.

For further information please call:

Phil Love
Head of External Media
027 244 8496